Exhibit 99.2

BY-LAW NUMBER 1

A BY-LAW TO REGULATE THE BUSINESS AND AFFAIRS OF
EXTENDICARE INC.

ARTICLE 1
INTERPRETATION

1.1	Definitions. In this by-law and all other by-laws of the Corporation, unless the context otherwise requires:

(a)	the following terms shall have the meanings specified:

“Act” means the Canada Business Corporations Act and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, as amended from time to time;

“articles” means the articles attached to the Certificate of Continuance of the Corporation dated January 15, 1979, as amended or restated from time to time;

“board” means the board of directors of the Corporation;

“by-law” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

“Corporation” means Extendicare Inc.;

“director” means a member of the board;

“electronic signature” means an identifying mark or process that is (a) created or communicated using telephonic or electronic means, (b) attached to or associated with a document or other information, or (c) made or adopted by a person to associate the person with the document or other information, as the case may be;

“Indemnified Person” means, for the purposes of Article 9, (a) each director and officer of the Corporation, (b) each former director and former officer of the Corporation, (c) each individual who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor (or an individual who undertakes or has undertaken any liability on behalf of the Corporation or at the Corporation’s request on behalf of any such body corporate), and (d) the respective heirs and legal representatives of each of the persons designated in the preceding paragraphs (a) through (c);

“meeting of shareholders” means an annual meeting of shareholders of the Corporation, or a special meeting of shareholders of the Corporation, or both, and includes a meeting of any class or series of any class of shareholders of the Corporation;

“officer” means an officer of the Corporation;

“shareholder” means a shareholder of the Corporation; and

“telephonic or electronic means” means telephone calls or messages, facsimile messages, electronic mail, transmission of data or information through automated touch-tone telephone systems, transmission of data or information through computer networks, any other similar means or any other means prescribed by the Act;

(b)	subject to section 1.01(a) hereof, terms used herein that are defined in the Act shall have the meanings given to those terms in the Act; and

(c)	words in the singular include the plural and vice-versa and words in one gender include all genders.

1.2	Headings. The insertion of headings in this by-law and its division into articles, sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.3	By-law Subordinate to Other Documents. This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.4	Computation of Time. The computation of time and any period of days shall be determined in accordance with the Act and the provisions of the Interpretation Act (Canada) and any statute that may be substituted for it, as amended from time to time.

ARTICLE 2
BUSINESS OF THE CORPORATION

2.1	Financial Year. Until changed by resolution of the board, the financial year of the Corporation shall end on the 31st day of December in each year.

2.2	Corporate Seal. The Corporation may have one or more different corporate seals, which seals may be adopted or changed from time to time by the board, on which the name of the Corporation appears in one or more language forms set out in its articles.

2.3	Execution of Instruments. Contracts, documents or other instruments requiring execution by the Corporation may be signed on behalf of the Corporation by:

(a)	any one of the chairman of the board, the president, a vice-president or any director, together with any one of the secretary, the treasurer, an assistant secretary or an assistant treasurer;

(b)	any two of the chairman of the board, the president, a vice-president and any director; or

(c)	any two directors.

In addition, the board may by resolution appoint any other person or persons to sign contracts, documents or other instruments generally or specific contracts, documents or other instruments. Where appropriate, such contracts, documents or other instruments may be executed under the corporate seal.

2.4	Facsimile Signatures. The signature of any person authorized to sign on behalf of the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced. Anything so signed shall be as valid as if it had been signed manually, even if that person has ceased to hold office when anything so signed is issued or delivered, until revoked by resolution of the board.

2.5	Restriction on Information Disclosed. Except as required by the Act or authorized by the board, no shareholder is entitled by virtue of being a shareholder to disclosure of any information, document or records respecting the Corporation or its business.

ARTICLE 3
DIRECTORS

3.1	Election and Term. Directors shall be elected by the shareholders at each annual meeting of shareholders to hold office for a term expiring not later than the close of the third annual meeting of shareholders following their election or until their successors are elected or appointed. The number of directors to be elected at any such meeting shall be the number of directors then in office, unless the directors otherwise determine.

3.2	Place of Meeting. A meeting of the board may be held at any place within or outside Canada.

3.3	Calling of Meetings. Meetings of the board shall be held from time to time at such place, on such day and at such time as the board, the chairman of the board, the president, the secretary or any two directors may determine.

3.4	Notice. Notice of the time and place of each meeting of the board shall be given to each director. Notices sent by delivery or electronic means shall be sent no later than 24 hours before the time of the meeting. Notices sent by mail shall be sent no later than five days before the day of the meeting. A notice of meeting of the board need not specify the business to be transacted at the meeting except as may be required by the Act. A meeting of the board may be held without notice immediately following any annual meeting of shareholders. An individual need not be given notice of the meeting at which that individual is appointed by the other directors to fill a vacancy on the board if that individual is present at that meeting.

3.5	Meeting by Telephone and Other Electronic Means. A director may, if all the directors consent either by specific or general consent, participate in a meeting of directors or of a committee of directors by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and a director participating in such a meeting by such means is deemed to be present at that meeting.

3.6	Quorum. A quorum for the transaction of business at any meeting of the board shall consist of three directors or such greater number of directors as the board may otherwise determine.

3.7	Chairman and Secretary. The chairman of the board shall be chairman of any meeting of the board. If the chairman of the board is absent, the directors present shall choose one of their number to be chairman. The secretary shall act as secretary at any meeting of the board. If the secretary is absent, the chairman of the meeting shall appoint a person who need not be a director to act as secretary of the meeting.

3.8	Votes to Govern. At all meetings of the board any question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall be entitled, in addition to any other votes he is entitled to cast at the meeting, to a second or casting vote.

3.9	Remuneration and Expenses. The directors shall be paid such remuneration for their services as directors or as members of the board or committees of the board as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee of the board. A director may serve the Corporation in any other capacity and may receive remuneration for such services.

ARTICLE 4
COMMITTEES

4.1	Audit Committee. The board shall appoint from among the directors an audit committee to be composed of not fewer than three directors, of whom a majority shall not be officers or employees of the Corporation or any affiliate of the Corporation. The audit committee shall have the functions provided in the Act.

4.2	Other Committees. The board may elect or appoint additional committees composed of directors and/or other persons which may exercise such powers as, subject to any limitations prescribed by the Act, the board may delegate to them and shall have such other functions as the board may determine.

4.3	Committee Procedure. Subject to the Act and any restrictions imposed by the board, each committee shall have the power to fix its quorum to elect its chairman and to regulate its procedure.

ARTICLE 5
OFFICERS

5.1	Appointment of Officers. The board may from time to time appoint a chairman of the board, a president, one or more vice-presidents, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.

5.2	Term of Office. Every officer shall hold office during the pleasure of the board.

ARTICLE 6
MEETINGS OF SHAREHOLDERS

6.1	Annual and Special Meetings. The board shall call an annual meeting of shareholders to be held at such time in each year as required by the Act. The board may at any time call a special meeting of shareholders. Meetings of shareholders shall be held at such place within Canada as the board may determine.

6.2	Notice of Meetings. Notice in writing of the time and place of each meeting of shareholders shall be sent to each shareholder entitled to vote at the meeting, to each director and to the auditor of the Corporation in accordance with the Act.

6.3	Persons Entitled to be Present. The only persons entitled to attend a meeting of shareholders shall be those persons entitled to vote thereat, the directors, the auditor of the Corporation and any other persons who, although not entitled to vote at the meeting, are entitled or required under any provision of the Act, the articles or any by-law to attend the meeting. Any other persons may be admitted to the meeting only on the invitation of the chairman of the meeting or with the consent of the meeting.

6.4	Quorum. At any meeting of shareholders, two individuals present in person, each of whom is a shareholder or a proxyholder entitled to vote at such meeting, shall constitute a quorum for the transaction of business.

6.5	Chairman, Secretary and Scrutineers. The chairman of the board or, if he is not present, a director designated by the board, shall act as chairman at each meeting of shareholders. The secretary or, in his absence, such other person as the chairman of the meeting may appoint, shall act as secretary of the meeting. At any meeting of shareholders, the chairman of the meeting may appoint one or more persons, who may but need not be shareholders, to serve as scrutineers with such duties as the chairman may prescribe.

6.6	Show of Hands. Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote thereon shall have one vote. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.

6.7	Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman of the meeting may require, or any shareholder or proxyholder entitled to vote at the meeting may demand, a ballot. A ballot so required or demanded shall be taken in such manner as the chairman shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken, each person present shall be entitled, in respect of the shares which each person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

6.8	Votes to Govern. At all meetings of shareholders any question, unless otherwise required by the Act, by the articles or by law, shall be decided by a majority of the votes cast on the question. In case of an equality of votes either upon a show of hands or by ballot, the chairman of the meeting shall be entitled, in addition to any other votes he is entitled to cast at the meeting, to a second or casting vote.

6.9	Shareholder Approval. Subject to the Act, any contract entered into, or action taken or omitted, by or on behalf of the Corporation shall, if duly approved by a resolution of the shareholders entitled to vote thereon, be deemed for all purposes to have had the prior authorization of the shareholders.

ARTICLE 7
PAYMENTS

7.1	Cheques. Any amount payable in cash to shareholders (including dividends payable in cash) shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series of a class in respect of which such amount is to be paid and mailed by prepaid ordinary mail to such registered holder at such holder’s address recorded in the Corporation’s securities register, unless in each case such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their address recorded in the securities register of the Corporation, or to the first address so appearing, if there is more than one. In the case of the payment of a dividend, the mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2	Non-receipt of Cheques. In the event of non-receipt of any cheque by the person to whom it is sent, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.3	Unclaimed Dividends. Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

7.4	Currency of Dividends. Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

ARTICLE 8
BORROWING

8.1	Borrowing. Without limit to the powers of the board as provided in the Act, the board may from time to time on behalf of the Corporation:

(a)	borrow money upon credit of the Corporation;

(b)	issue, reissue, sell or pledge debt obligations of the Corporation;

(c)	to the extent permitted by the Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee to secure the performance of an obligation or otherwise;

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation; and

(e)	delegate to one or more directors or officers all or any of the powers conferred by the foregoing provisions to such extent and in such manner as the board shall determine at the time of such delegation.

ARTICLE 9
PROTECTION OF DIRECTORS AND OFFICERS

9.1	Transactions with the Corporation. Except as provided by the Act and subject to section 9.2, no director or officer shall be disqualified, by virtue of being a director or officer of the Corporation, from entering into, or from being concerned or interested in any manner in, any contract, transaction or arrangement made or proposed to be made with the Corporation or any body corporate in which the Corporation is interested and no such contract, transaction or arrangement shall be void or voidable for any such reason. No director or officer shall be liable to account to the Corporation for any profit arising from any such office or realized in respect of any such contract, transaction or arrangement.

9.2	Conflict of Interest. Subject to and in accordance with the provisions of the Act, a director or officer of the Corporation who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, or is a director or an officer of or has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation, shall disclose in writing to the Corporation or request to have entered in the minutes of meetings of directors the nature and extent of such director or officer’s interest, and any such director shall refrain from voting in respect thereof unless otherwise permitted by the Act.

9.3	Limitation of Liability. Except as otherwise provided in the Act, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other person, any loss, damage or expense to the Corporation arising from the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation are invested, any loss, damage or expense arising from the bankruptcy, insolvency, acts or omissions of any person with whom any of the moneys, securities or other property of the Corporation shall be deposited, any loss, damage or expense occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

9.4	Indemnity of Directors and Officers. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify any person under the Act or otherwise, to the full extent permitted by the Act, (i) the Corporation shall indemnify each Indemnified Person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such director or officer in respect of any civil, criminal or administrative action or proceeding to which such director or officer is made a party by reason of being or having been a director or officer of such Corporation or body corporate (or by reason of having undertaken such liability); and (ii) the Corporation shall with the approval of a court indemnify each Indemnified Person in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which such person is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such director or officer in connection with such action; if in each case such Indemnified Person:

(a)	acted honestly and in good faith with a view to the best interests of the Corporation; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful.

Notwithstanding the foregoing, the Corporation shall, without requiring the approval of a court, indemnify any Indemnified Person, in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour who has been substantially successful on the merits in the defence of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by such Indemnified Person in respect of such action or proceeding, provided that such Indemnified Person has satisfied the appropriate conditions referred to in (a) and (b) above.

9.5	Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain insurance for the benefit of any Indemnified Person as the board may from time to time determine.

9.6	Indemnities Not Limiting. The provisions of this Article 9 shall be in addition to and not in substitution for any rights, immunities and protections to which any Indemnified Person is otherwise entitled.

ARTICLE 10
NOTICES

10.1	Procedure for Sending Notices. Notice shall be deemed to have been sufficiently sent if sent in writing to the address of the addressee as recorded on the records of the Corporation and delivered in person, sent by prepaid mail or sent by any electronic means of sending messages, including telex or facsimile transmission or electronic mail. Notice shall not be sent by prepaid mail if there is any general interruption of postal services in the municipality in which or to which it is mailed. Each notice so sent shall be deemed to have been received on the day it was delivered or sent by electronic means or on the fifth day after it was mailed.

10.2	Notices to Successors in Title. Notice to a shareholder is sufficient notice to each successor in title to that shareholder until the name and address of that successor have been recorded on the Corporation’s register of shareholders.

10.3	Notice to Joint Shareholders. Notice to one joint shareholder is sufficient notice to all of them. Such notice shall be addressed to all such joint shareholders and sent to their address recorded in the securities register of the Corporation, or to the first address so appearing, if there is more than one.

10.4	Facsimile Signatures on Notices. The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced or may be made by electronic signature.

10.5	Omission of Notice Does Not Invalidate Actions. All actions taken at a meeting in respect of which a notice has been sent shall be valid even if:

(a)	by accident, notice was not sent to any person;

(b)	notice was not received by any person; or

(c)	there was an error in a notice that did not affect the substance of that notice.

10.6	Waiver of Notice. Any person entitled to notice under the Act, the articles or the by-laws may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any default in sending that notice.

ARTICLE 11
EFFECTIVE DATE

11.1	Effective Date. This by-law shall come into force upon the approval by the board.

11.2	Repeal. All other by-laws of the Corporation that are in force upon the effective date of this by-law shall be repealed. However, such repeal shall not affect the previous operation of such by-laws or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under the validity of any contract or agreement made pursuant to such by-laws prior to their repeal. All officers and persons acting under such repealed by-laws shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or board with continuing effect passed under such repealed by-laws shall continue good and valid, until amended or repealed, except to the extent inconsistent with this by-law.

Adopted by the board of directors on December 14, 2000 and confirmed by the holders of the Multiple Voting Shares and Subordinate Voting Shares on April 25, 2001.